SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2016

Commission File Number 001-12284

GOLDEN STAR RESOURCES LTD.

(Translation of registrant’s name into English)

150 King Street West

Suite 1200

Toronto, Ontario

M5H 1J9, Canada

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐            Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes ☐  No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 26, 2016

GOLDEN STAR RESOURCES LTD.

By:	/s/ André van Niekerk
André van Niekerk
Executive Vice President and
Chief Financial Officer

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This report on Form 6-K shall be incorporated by reference into the registrant’s Registration Statement on Form F-10 (File No. 333-196906) under the Securities Act of 1933, as amended.

EXHIBIT INDEX

Exhibit No.	Description of Exhibit

99.1	The ‘template version’ (as such term is defined in National Instrument 41-101—General Prospectus Requirements) of the Investor Presentation

99.2	The Term Sheet

99.3	Underwriting Agreement dated July 26, 2016

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